June 30, 2009

Mail Stop 4561

Mr. E. L. Spencer Jr.
President, Chief Executive Officer, & Chairman of the Board
Auburn National Bancorporation Inc.
100 N. Gay Street
Auburn, Alabama 36830

Re: Auburn National Bancorporation, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2008
        Filed March 31, 2009
        Form 10-K/A for Fiscal Year Ended December 31, 2008
        Filed April 10, 2009
        Form 10-Q for Fiscal Quarter Ended March 31, 2009
        File Number: 000-26486

Dear Mr. Spencer:

We have reviewed your filings and have the following comments. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K, filed March 31, 2009

Allowance for Loan Losses, page 35

1.   Please tell us and revise your future filings to provide the information required by Item IV(B) of Industry Guide 3 with respect to the allocation of your allowance for loan losses for the five year period ended December 31, 2008. Please also provide this information as of March 31, 2009 and consider including these disclosures in your next Form 10-Q.

Note 3. Loans, Net of Unearned Income, page 67

2.   We note disclosure that as of December 31, 2008, your recorded investment in loans considered impaired was $4.3 million. We also note disclosure on page 37 which states that your potential problem loans decreased as of December 31, 2008 due primarily to one purchased loan participation that was nonaccrual. Please tell us and revise future filings to address the following:

   - Whether the $4.3 million nonaccrual loan is considered impaired. If so, please tell us the specific allowance established on this loan and how you determined this amount as of December 31, 2008, March 31, 2009, and as of the date of your response, as applicable; and
   - We also note on page 17 of your Form 10-Q for the period ended March 31, 2009 that this participation loan was purchased from Silverton Bank, an institution that has recently been seized by the FDIC. You also state that the collateral securing this loan was in the process of foreclosure or similar action as of March 31, 2009. Please tell us how the current status of Silverton Bank impacted the timing of your provision for loan losses for this participation loan as of December 31, 2008, March 31, 2009, and as of the date of your response.

3.   As a related matter, please tell us the total amount of participating loans held in your loan portfolio as of December 31, 2008, March 31, 2009 and as of the date of your response. Additionally, please tell us and revise your future filings to disclose your accounting policies and procedures as it relates to reviewing participation loans for evidence credit deterioration and how you determine the relating provision for loan losses on these loans.

Note 15. Fair Value Disclosures, page 77

4.   We note that you have not provided the disclosures for your assets and liabilities measured at fair value on a non-recurring basis. Please revise your future filings to present the disclosures required by paragraph 33 of SFAS 157.

Note 18. Subsequent Events, page 82

5.   We note your disclosure relating to holdings of trust preferred securities and common stock issued a correspondent bank, which you subsequently identify as Silverton Bank. Please address the following:

* You state that you will make an assessment at the end of the first quarter (March 31, 2009) as to whether these securities are other-than-temporarily impaired. Please tell us the specific other-than-temporary impairments recorded during this period, how these amounts were determined, and how you concluded that this event did not represent a Type I subsequent event pursuant to PCAOB AU Section 560 and therefore should have been reflected in your financial statements as of December 31, 2008; and
* Please tell us your exposures to Silverton Bank, which you disclose on page 17 of your Form 10-Q for period ended March 31, 2009, December 31, 2008, March 31, 2009, and as of the date of your response in addition to the information obtained and review procedures performed to support your determination of whether or not to record an other-than-temporary impairment.

Form 10-K/A, filed April 10, 2009

6.   We note that in your amended Form 10-K, similar to your Form 10-K filed on March 31, 2009, management concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please tell us how you considered whether management's failure to provide its report on internal control over financial reporting in your previously filed Form 10-K impacts your conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight those that supported your conclusion. Otherwise, please further amend the Form10-K to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

Form 10-Q, filed May 15, 2009

Note 4. Securities, page 10

7.   We note your tabular presentation of the amortized cost, unrealized loss position and estimated market values of your available-for-sale trust preferred securities as of March 31, 2009 and December 31, 2008. Please tell us the unrealized loss for each individual security as of these periods in addition to providing the following:

- the specific issuer and name of each security held;
- for each security, clearly distinguish the type of underlying issuer (i.e. community banks, thrifts, insurance companies, or REITS);
- the initial and current credit rating, as applicable;
- the severity and duration of each unrealized loss;
- the specific subordination and over-collateralization for each security;
- the specific discount, deferral and default rate assumptions used in your discounted cash flow analysis;
- the specific other-than-temporary impairment recognized for each security, as applicable; and
- how you considered the factors pursuant to paragraph 25-26 of FSP FAS 115-2 for the period ended March 31, 2009 or paragraphs 12-13 of FSP EITF 99-20-1 as of December 31, 2008, as applicable, which influenced your decision not to record an other-than-temporary impairment or additional other-than-temporary impairment during these periods.

Additionally, please tell us if there have been any events subsequent to the filing of your most recent Form 10-Q that has changed your conclusion that an other-than-temporary impairment does not exist.

8.   Please compare and contrast the trust preferred securities for which you recorded an other-than-temporary impairment to the remainder of your trust preferred securities, which you disclose on page 12 have unrealized losses that are primarily driven by illiquidity stemming from the effects of the mortgage and credit crises.

9.   Please tell us how you considered your disclosure on page 13 which states that you may from time to time dispose of an impaired security confirms that you either intend to sell or it is more likely than not that you will be required to sell these securities before a recovery of their amortized cost bases. If so, you would be required to record an other-than-temporary impairment for the remainder of your trust preferred securities pursuant to paragraph 21 of SFP FAS 115-2 and FAS 124-2.

10.   Please revise your future filings to comply with the all of the disclosure requirements of paragraphs 38-43 of FSP FAS 115-2 and 124-2. Additionally, provide us with these disclosures as of March 31, 2009.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

        You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

                                        Sincerely,

                                        John P. Nolan
                                        Senior Assistant Chief Accountant